Exhibit (a)(11)

                                                      Contacts: Kelly J. Price
                                                       Chief Financial Officer
                                                                (206) 298-2909
                                                                            or
                                                     Roy Winnick or Mark Semer
                                                             Kekst and Company
                                                        (212) 521-4842 or 4802

             EMERITUS CORPORATION OBTAINS STAY OF ARV FEDERAL
            COURT ACTION SEEKING TO BLOCK EMERITUS TENDER OFFER

SEATTLE, January 14, 1998 -- Emeritus Corporation (Amex: ESC) today reported that on January 12, 1998 a U.S. District Court Judge in the Central District of California issued a stay of the action brought by ARV Assisted Living, Inc. seeking to prevent Emeritus from proceeding with its $17.50 per share cash tender offer for all shares of ARV, and from soliciting proxies from ARV shareholders to replace ARV's current board of directors. The Court ordered that the stay will remain in effect pending final resolution of the state court action brought by Emeritus against ARV and may only be lifted on certain conditions. In the state court action, Emeritus has filed a motion for preliminary injunction seeking, among other things, the rescission of the recent redemption by ARV of its 6 3/4% Convertible Notes due 2007, and to prevent the
operation of the ARV poison pill.   As previously reported, that motion
is scheduled to be heard on January 23, 1998, prior to the January 28 ARV Annual Meeting.

Emeritus stated: "We are pleased that ARV was not successful in its most recent attempt to prevent us from presenting our $17.50 per share cash offer to ARV shareholders. In light of the Court's order, we urge ARV to sit down and negotiate with us. In addition, we urge ARV shareholders to sign, date and mail the blue Emeritus proxy cards to us in advance of the January 28 ARV Annual Meeting."

As previously announced, Emeritus and EMAC Corp., its wholly-owned subsidiary, on December 19, 1997 commenced a cash tender offer of $17.50 per share for all outstanding shares of ARV. The tender offer and withdrawal rights expire at 5:00 p.m., New York City time, on January 30, 1998 unless the offer is extended or withdrawn. On December 22, 1997, Emeritus released its proxy materials to ARV shareholders.

Emeritus is a senior housing services company focused on operating residential-style assisted-living communities. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living. Emeritus currently holds interests in 117 communities representing capacity for more than11,000 residents in 25 states and Canada (including a minority interest in Alert Care Corp.). Emeritus' common stock is traded on the American Stock Exchange under the symbol "ESC."
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